Filed pursuant to 424(b)(3)
Registration #333-50822

SUPPLEMENT NO. 21
DATED FEBRUARY 7, 2002
TO THE PROSPECTUS DATED FEBRUARY 1, 2001
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 21 to you in order to supplement our prospectus and its supplements. This supplement, dated February 7, 2002 to our prospectus dated February 1, 2001, updates information in the "Real Property Investments", "Management" and "Plan of Distribution" sections of our prospectus. This Supplement No. 21 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 20 dated February 1, 2002 ( which superseded Supplement No. 19 dated January 17, 2002, Supplement No. 18 dated January 3, 2002, Supplement No. 17 dated December 17, 2001, Supplement No. 16 dated December 6, 2001, Supplement No. 15 dated November 29, 2001, Supplement No. 14 dated November 20, 2001 and Supplement No. 13 dated November 1, 2001 (which superseded Supplement No. 12 dated October 29, 2001, Supplement No. 11 dated October 5, 2001, Supplement No. 10 dated September 20, 2001, Supplement No. 9 dated September 10, 2001, Supplement No. 8 dated September 5, 2001, Supplement No. 7 dated August 7, 2001 and Supplement No. 6 dated August 1, 2001 (which superseded Supplements No. 5 dated June 14, 2001, No. 4 dated May 21, 2001 and No. 3 dated May 1, 2001 (which superseded Supplements No. 1 and 2 dated February 28, 2001 and April 10, 2001, respectively)))) and must be read in conjunction with our prospectus and those supplements.

Real Property Investments

The discussion under this section, which starts on page 88 of our Prospectus, is modified and supplemented by the following information regarding properties that we have acquired.

Shoppes at Golden Acres, Newport Richey, Florida

On February 7, 2002, we funded a development loan in the amount of approximately $3,865,000 to the developer of the Shoppes at Golden Acres. We anticipate purchasing the Shoppes at Golden Acres Phase I from the unaffiliated third party developer upon completion and prior to a final payment will receive interest at the rate of 10% per annum on the outstanding balance of the development loan. Our total acquisition cost, including expenses, is expected to be approximately $10,390,000, which includes the cost of the land for Phase II. The total purchase price may be adjusted upward or downward based on the actual lease rates achieved. This amount may also increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $117 per square foot of leasable space.

All other information relating to this property remains unchanged from the information provided in Supplement No. 20.

Logger Head Junction, Holmes Beach, Florida

On January 31, 2002, we acquired an existing office center known as Logger Head Junction containing 4,712 gross leasable square feet. The center is located at 501-503 Manatee Avenue, Holmes Beach, Florida.

We purchased Logger Head Junction from William T. Shearon, an unaffiliated third party. Our total acquisition cost, including expenses, was approximately $660,000 which included the cost of a new roof for approximately 2,300 square feet. The total acquisition cost may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is approximately $140 per square foot of leasable space.

We purchased this property with our own funds. However, we may place financing on the property at a later date.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, quality of tenants, occupancy and price per square foot. An office for us will be located at this property and may be expanded as other tenants leave. We believe that this property is well located, has acceptable roadway access, attracts high-quality tenants, is well maintained and has been professionally managed. This property will be subject to competition from similar office centers within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire this property.

We do not intend to make significant repairs and improvements to this property other than the roof repairs over the next few years. However, if we were to make any other repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Logger Head Junction was built in 1980 and 1984. The property is comprised of three office buildings with adjacent parking. As of January 31, 2002, this property was 100% leased.

For federal income tax purposes, the depreciable basis in this property will be approximately $500,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

As of January 31, 2002, a total of 4,712 square feet was leased to seven tenants at this property. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Renewal	Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Options	Rent ($)	Per Annum ($)

Chuck Webb, Esq.	440	01/07	-	8,800	20.00
Cornerstone Const.	1,100	12/02	-	8,400	7.64
Mike Buckley	220	10/02	-	4,740	21.55
Manatee-Pinellas Title	997	10/03	-	19,930	20.00
Pro Medical Center	930	05/04	-	18,600	20.00
Interanics	405	06/03	-	8,100	20.00
Inland Retail Real Estate Trust, Inc.	400	02/07	-	10,000	25.00
Elliot & Assoc.	220	10/02	-	4,740	21.55

The following table sets forth lease expirations for this property for the next ten years, assuming that no renewal options are exercised:
Year Ending	Number of Leases	Approx. GLA of Expiring Leases	Annual Base Rent of Expiring Leases	Total Annual Base Rent	Average Base Rent Per Square Foot Under Expiring Leases	Percent of Total Building GLA Represented By Expiring Leases	Percent of Annual Base Rent Represented By Expiring Leases
December 31,	Expiring	(Sq. Ft.)	($)	($)	($)	(%)	(%)

2002	3	1,540	17,880	83,310	11.61	32.68	21.46
2003	2	1,402	28,030	65,988	19.99	129.75	42.48
2004	1	930	19,735	38,535	21.22	19.74	51.21
2005	-	-	-	19,240	-	-	-
2006	-	-	-	19,240	-	-	-
2007	2	840	19,680	19,680	23.43	17.83	100.0
2008	-	-	-	-	-	-	-
2009	-	-	-	-	-	-	-
2010	-	-	-	-	-	-	-
2001	-	-	-	-	-	-	-

For purposes of the above table, the "total annual base rent" column represents annualized base rent. For purposes of this column, we made no assumptions regarding the re-leasing of expiring leases. Therefore, as each lease expires, no amount is included in this column for any subsequent year for that lease. In view of the assumption made with regard to total annual base rent, the percent of annual base rent represented by expiring leases may not be reflective of the expected actual percentages. This is not indicative of or a prediction of future actual results. It is the opinion of our management that the space for expiring leases will be re-leased at market rates existing at the time of the expiration of those leases.

We received a letter appraisal, with a full report to follow, which states that it was prepared in conformity with the Uniform Standards of Professional Practice of the Appraisal Institute by an independent appraiser who is a member of the Appraisal Institute. The appraisal reported an "as is" market value for Logger Head Junction, as of January 15, 2002, of $650,000 and an "as stabilized" value, as of July 1, 2002, of $670,000. The "as stabilized" value reflects the market value when all tenants have taken occupancy. Appraisals are estimates of value and should not be relied on as a measure of true worth or realizable value.

Universal Plaza, Lauderhill, Florida

This property, which originally consisted of 18.48 acres, has been reconfigured and redeveloped. The redevelopment was completed in 2001. Approximately 13.68 acres of the original property was sold by the seller to Target Corporation for the construction of a new 184,000 square foot Super Target Store. The balance of the acreage, approximately 4.8 acres has been redeveloped as a shopping center known as Universal Plaza, containing 49,816 gross leasable square feet. The site is located on the south west corner of University Drive and Commercial Boulevard in Lauderhill, Florida.

On December 21, 2000, we funded a loan to the developer in the principal amount of $1,100,000, secured by a second mortgage on the Universal Plaza property, subject to the approval of the first mortgage holder. The note had an interest rate of 10% per annum and matured August 31, 2002. The developer deposited $192,500 to an escrow account for the payment of interest. If the note was not paid within one year of funding, the payment of a fee of $50,000 was required. We obtained personal guaranties from the seller/developer with regards to the obligations of this loan. This note was cancelled in connection with our purchase of the property.

On January 30, 2002, we purchased the Universal Plaza portion of the property from Woodbright Universal Plaza, Ltd., an unaffiliated third party. Our total acquisition cost, including expenses, was approximately $9,000,000. The total acquisition cost may increase by additional costs which have not yet been finally determined. We expect any of such other additional costs to be insignificant. Our acquisition cost is approximately $180 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid, we considered a variety of factors including location, demographics, price per square foot, projected tenant mix and the fact that overall rental rates for the spaces currently signed at the shopping center are comparable to market rates. We believe that the shopping center is well located within a vibrant economic area. We believe that this property has acceptable roadway access and attracts high-quality tenants. This property is subject to competition from similar shopping centers within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire this property.

The property consists of a one story, multi-tenant retail building. As of January 30, 2002, the property was 100% leased.

Two tenants, Eckerds (a retail drug store) and Ruby Tuesday (a restaurant), each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Eckerds	13,050	26	14.40	04/01	03/21
Option 1			14.89	04/21	03/26
Option 2			15.37	04/26	03/31
Option 3			15.86	04/31	03/36
Option 4			16.35	04/36	03/41

Ruby Tuesday	5,580	11	15.90	01/02	12/11

For federal income tax purposes, the depreciable basis in this property will be approximately $6,700,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

As of January 30, 2002, a total 49,816 square feet was leased to 23 tenants at this property. The following table sets forth certain information with respect to those leases.
	Approximate GLA Leased		Renewal	Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Options	Rent ($)	Per Annum ($)
Signed Leases
Gamestop	1,470	12/04	2/3 yr.	33,810	23.00
Moe's Bagels	2,146	10/05	2/5 yr.	40,238	18.75
Subway	1,080	12/05	3/5 yr.	23,760	22.00
Willy's Ice Cream	885	04/06	1/5 yr.	19,470	22.00
Dr. Dolgow	1,566	10/06	2/5 yr.	34,452	22.00
Paws Plus	1,500	12/06	2/5 yr.	36,000	24.00
Americlean	1,200	12/06	-	28,800	24.00
Hair Color Express	1,600	12/06	-	38,400	24.00
Candy Cards & Gifts	1,600	12/06	-	40,000	25.00
Hair Cuttery	1,110	12/06	1/5 yr.	25,530	23.00
GNC	1,470	12/06	2/5 yr.	30,870	21.00
Universal Nails	1,070	12/06	1/5 yr.	25,680	24.00
Radio Shack	2,500	12/06	2/5 yr.	50,000	20.00
Cheeburger	1,600	12/06	2/5 yr.	36,800	23.00
Tanning Salon	2,000	12/06	1/5 yr.	50,000	25.00
United Financial Services	900	12/06	2/5 yr.	21,600	24.00
Pak Mail	1,139	12/06	1/5 yr.	28,272	24.82
Batteries Plus	1,950	12/06	1/5 yr.	44,850	23.00
House of Flan	600	12/06	1/5 yr.	20,400	34.00
Chicken Kitchen	2,300	12/11	2/5 yr.	55,200	24.00
Starbucks	1,500	12/11	4/5 yr.	55,110	36.74
Ruby Tuesday	5,580	12/11	-	88,700	15.90
Eckerds	13,050	03/21	4/5 yr.	187,900	14.40

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

The following table sets forth lease expirations for this property for the next ten years, assuming that no renewal options are exercised:
Year Ending	Number of Leases	Approx. GLA of Expiring Leases	Annual Base Rent of Expiring Leases	Total Annual Base Rent	Average Base Rent Per Square Foot Under Expiring Leases	Percent of Total Building GLA Represented By Expiring Leases	Percent of Annual Base Rent Represented By Expiring Leases
December 31,	Expiring	(Sq. Ft.)	($)	($)	($)	(%)	(%)

2002	-	-	-	1,027,541	-	-	-
2003	-	-	-	1,038,147	-	-	-
2004	1	1,470	33,810	1,051,777	23.00	2.95	3.21
2005	2	3,226	82,519	1,033,838	25.58	6.48	7.98
2006	16	22,690	571,272	962,736	25.18	45.55	59.34
2007	-	-	-	396,335	-	-	-
2008	-	-	-	397,554	-	-	-
2009	-	-	-	398,796	-	-	-
2010	-	-	-	400,061	-	-	-
2011	3	9,380	213,449	401,349	22.76	18.83	53.18

For purposes of the above table, the "total annual base rent" column represents annualized base rent. For purposes of this column, we made no assumptions regarding the re-leasing of expiring leases. Therefore, as each lease expires, no amount is included in this column for any subsequent year for that lease. In view of the assumption made with regard to total annual base rent, the percent of annual base rent represented by expiring leases may not be reflective of the expected actual percentages. This is not indicative of or a prediction of future actual results. It is the opinion of our management that the space for expiring leases will be re-leased at market rates existing at the time of the expiration of those leases.

We received a limited appraisal dated August 10, 2000 which is an update of a complete appraisal dated December 6, 1999, which states that it was prepared in conformity with the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation by an independent appraiser who is a member of the Appraisal Institute. The appraisal reported a prospective market value of the leased fee interest upon completion and upon stabilized operations for Universal Plaza, as of September 2001 to be $10,000,000. Appraisals are estimates of value and should not be relied on as a measure of true worth or realizable value.

Management

Our Directors and Executive Officers

The discussion under this section, which starts on page 55 of our prospectus, is modified and supplemented by the following information regarding the promotion of Venton J. Carlston to Vice President - Controller effective January 17, 2002.

The following table sets froth information with respect to our directors and executive officers. Only the biography of Mr. Carlston is included here. All other biographies remain unchanged from the prospectus.
Name	Age *	Position and office with us
Venton J. Carlston	44	Vice President - Controller

* as of January 1, 2002

Venton J. Carlston (age 44) has been the Company's controller since June 2000 and was promoted to Vice President - Controller in January 2002. Mr. Carlston joined Inland Real Estate Investment Corporation in February 1986. In 1994, Mr. Carlston became controller of Inland Securities Corporation and assistant controller of Inland Real Estate Investment Corporation. He received his B.S. degree in accounting from Southern Illinois University. Mr. Carlston is a Certified Public Accountant and a member of the Illinois CPA Society.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 187 of our prospectus.

Update

As of January 31, 2001, we had sold 13,687,349 shares in our first offering resulting in gross proceeds of $136,454,948. In addition, we received $200,000 from our advisor for 20,000 shares. Inland Securities Corporation, an affiliate of our advisor, served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of January 31, 2001, we had incurred $11,588,024 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $125,066,923 of net proceeds from the sale of those 13,687,349 shares. As of January 31, 2001 the first offering terminated. Our current offering began February 1, 2001. As of February 5, 2002, we had sold 25,189,339 shares in our current offering resulting in gross proceeds of $250,000,482. Inland Securities Corporation also serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of February 5, 2002, we had incurred $22,138,767 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $227,861,715 of net proceeds from the sale of those 25,189,339 shares. An additional 968,476 shares have been sold pursuant to our Distribution Reinvestment Program as of February 5, 2002, for which we have received additional net proceeds of $9,200,517. As of February 5, 2002, we had repurchased 198,460 shares through our Share Repurchase Program resulting in disbursements totaling $1,819,338. As a result, our net offering proceeds from both offerings total approximately $360,109,818 as of February 5, 2002, including amounts raised through our Distribution Reinvestment Program, net of shares repurchased through our Share Repurchase Program.

We also pay an affiliate of our advisor, which is owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the year ended December 31, 2001 and 2000, we have incurred and paid property management fees of $1,605,491 and $926,978, respectively. Our advisor was entitled to receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly until August 1, 2001. Thereafter, our advisor may receive an annual asset management fee of not more than 1% of our net asset value, to be paid quarterly. For the year ended December 31, 2001, no such fees were accrued or paid. For the year ended December 31, 2000, we had incurred and paid $120,000 of such fees. For the year ending December 31, 1999, we had not paid or incurred any asset management fees. We may pay expenses associated with property acquisitions of up to .5% of the proceeds that we raise in this offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $3,336,000 are included in the purchase prices we have paid for all our properties purchased through February 5, 2002. As of February 5, 2002, we had invested approximately $302,300,000 in properties that we purchased for an aggregate purchase price of approximately $655,500,000 and we had invested approximately $2,860,000 for an investment in a joint venture with the developer of a shopping center. After expenditures for organization and offering expenses and acquisition expenses, establishing appropriate reserves and the acquisition of the properties described above, as of February 5, 2002, we had net offering proceeds of approximately $22,000,000 available for investment in additional properties. As of February 5, 2002, we have committed to the acquisition of an additional $161,000,000 in properties. We believe we will have sufficient resources available from offering proceeds and financing proceeds to acquire these properties.